# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: STRATEGIC EDUCATION INC, CIK 0001013934
CUSIP: 86272C103
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 2303 DULLES STATION BOULEVARD, HERNDON, Virginia (VA), 20171
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001897612-23-000010
Filed by CIK 0001897612

## Reporting persons
- T. Rowe Price Investment Management, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Maryland (MD); sole voting power 802,481; shared voting power 0; sole dispositive power 808,470; shared dispositive power 0; aggregate amount beneficially owned 808,470 (3.6% of the class)

## Item 1. Issuer
Name of issuer: STRATEGIC EDUCATION INC
Address of issuer's principal executive offices: 2303 DULLES STATION BOULEVARD, HERNDON, VA, 20171

## Item 2. Person Filing
Name of person filing: T. Rowe Price Investment Management, Inc.
Address of principal business office or, if none, residence: 1307 Point Street, Baltimore, MD 21231
Citizenship: Maryland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 808470
Percent of class: 3.6
Sole power to vote or to direct the vote: 802481
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 808470
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11. T. Rowe Price Investment Management, Inc. hereby declares and affirms that the filing of Schedule 13G shall not be construed as an admission that Price Investment Management is the beneficial owner of the securities referred to, which beneficial ownership is expressly denied.

## Signatures
- T. Rowe Price Investment Management, Inc.: Ellen York, Vice President (05/15/2026)